August 3, 2009

BY EDGAR AND HAND DELIVERY

Ms. Sonia Barros

Ms. Stacie Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Colony Financial, Inc.
Registration Statement on Form S-11
Filed June 30, 2009
File No. 333-160323

Dear Ms. Barros and Ms. Gorman:

On behalf of our client, Colony Financial, Inc., a Maryland corporation (the “Company”), we have electronically transmitted under separate cover, pursuant to Regulation S-T, Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-160323) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended, which has been marked to show changes from the Company’s initial filing of the Registration Statement with the Securities and Exchange Commission (the “Commission”) on June 30, 2009.

This letter responds to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”), received by letter dated July 28, 2009 (the “Comment Letter”), with respect to the Registration Statement, and the changes reflected in Amendment No. 1 to the Registration Statement (Amendment No. 1) include those made in response to the Comment Letter. We have enclosed with this letter a marked copy of Amendment No. 1, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1 to the Registration Statement. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission

August 3, 2009

General Comments

1.	We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. See Securities Act Release 33-6900.

The Company notes that Industry Guide 5 (“Guide 5”) is tailored for registration statements relating to interests in real estate limited partnerships and that the Company is a Maryland corporation that is organized to be taxed as a real estate investment trust (“REIT”). While Guide 5 by its terms applies only to real estate limited partnerships, the Company acknowledges that Securities Act Release No. 33-6900 (June 17, 1991) (“Release 33-6900”) provides that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” The Company believes that certain portions of the Guide 5 disclosure are not applicable to publicly owned REITs, such as the Company, and may be misleading to, or otherwise confuse, potential investors. As a result, the Company has endeavored to provide the disclosures described in Guide 5 to the extent that it believes that Guide 5 is applicable, appropriate and would be helpful to potential investors. The Company has reviewed Release 33-6900 and believes that it has met the standard articulated in Release 33-6900 by providing “clear, comprehensible and complete information regarding the issuer, security, offering transaction and the risks of the investments.”

The requirements of the following sections of Guide 5 are contained in the prospectus:

Guide 5 Section	Disclosure in Prospectus
Cover Page	See Cover Page.

Suitability Standards	N/A

Summary of the Partnership and Use of Proceeds	See Summary beginning on page 1; Use of Proceeds on page 62; and Distribution Policy beginning on page 63.

Compensation and Fees to the General Partners and Affiliates	See Summary—Management Agreement beginning on page 13; and Our Manager and the Management Agreement—Management Agreement—Management Fees, Incentive Distributions and Expense Reimbursements beginning on page 112.

Conflicts of Interest	See Summary—Conflicts of Interest beginning on page 16; and Business—Conflicts of Interest and Related Policies beginning on page 97.

Fiduciary Responsibility of the General Partner	See Our Manager and the Management Agreement—Management Agreement — Liability and Indemnification beginning on page 110.

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August 3, 2009

Risk Factors	See Risk Factors beginning on page 21.

Prior Performance of the General Partner and Affiliates	See Our Manager and the Management Agreement—Historical Performance beginning on page 105.

Management	See Our Management beginning on page 118.

Investment Objectives and Policies	See Business—Our Investment Strategy beginning on page 88; —Our Target Assets beginning on page 89; —Investment Process on page 94; —Our Investment Guidelines on page 95; —Risk Management on page 96; —Leverage Policies on page 97; —Policies With Respect to Certain Other Activities beginning on page 99; —Operating and Regulatory Structure beginning on page 100; and Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management on page 83.

Federal Taxes	See U.S. Federal Income Tax Considerations beginning on page 153.

Glossary	N/A

Summary of Partnership Agreement	See Certain Provisions of Maryland Law and Our Charter and Bylaws beginning on page 141.

The Offering—Description of the Units	See Description of Capital Stock beginning on page 134.

Plan of Distribution	See Underwriting beginning on page 181.

The Company notes that Guide 5, by its terms, contemplates that there may be certain items contemplated by Guide 5 that “are not relevant or are otherwise inappropriate.” See Guide 5, initial instruction. As indicated above, the Company has endeavored to provide the disclosures described in Guide 5 to the extent that it believes that Guide 5 is applicable, appropriate, and would be helpful to potential investors. However, the Company believes that certain of the disclosure required by Item 8 of Guide 5 and the prior performance tables required pursuant thereto (“Prior Performance Tables”) is either not relevant or is otherwise inappropriate. Accordingly, the disclosure contained in the prospectus under Our Manager and the Management Agreement—Historical Performance has been prepared in a manner that the Company believes complies with the spirit and intent of Item 8 of Guide 5, while avoiding disclosure that would be confusing or potentially misleading to investors.

As disclosed in the prospectus, Colony Capital, LLC (“Colony Capital”) and its affiliates have raised 12 closed-end private equity funds over the past ten years, only one of which, Colony Distressed Credit Fund, L.P. (“CDCF”), has investment objectives that are similar to those of the Company. See pages 105 and 106. The 11 dissimilar closed-end funds primarily invest in assets other than those within the Company’s target asset classes and typically finance their investments with a combination of debt and equity. Eight of these funds have opportunistic objectives and have primarily invested in operating companies with a significant dependence on real estate, real estate development projects and direct investments in real estate. Three of these funds have value-added investment objectives and primarily make direct equity investments in real estate, with investments focused in industrial, office, multi-family and retail real estate assets. In contrast, as disclosed in the prospectus, the Company initially intends to focus primarily on acquiring, originating and managing commercial mortgage loans and other commercial real estate-related debt investments. In addition to their divergent investment objectives, these 11 closed-end funds differ from the Company in several other important respects. In particular, such funds have finite lives, while the Company will have an infinite life and will be listed on the New York Stock Exchange with readily tradable securities. Furthermore, these funds historically have used higher leverage to finance their investments than the Company intends to use. As disclosed throughout the prospectus, the Company currently does not intend to use debt to finance its investments, other than available borrowings under government sponsored debt programs. See e.g., pages 9, 79 and 97. As discussed above, the Company’s operating and investment strategies will be substantially different from these 11 funds, making any comparisons unhelpful and potentially misleading to investors. Accordingly, the Company believes that the inclusion of any prior performance information for these 11 funds beyond the narrative summary contained in the prospectus would be confusing or misleading to investors.

However, the Company has included historical performance data for CDCF, the only fund managed by Colony Capital that has investment objectives that are similar to those of the Company, because it believes that such information may be useful to investors in assessing the capabilities of Colony Capital and Colony Financial Manager, LLC (the “Manager”) to acquire and manage a portfolio of the Company’s target assets. As such, the Company believes that it complies with Guide 5 by providing information that is both responsive to the requirements and helpful to investors, without being confusing or misleading to investors, or including any irrelevant or otherwise inappropriate information.

Although the Company believes that certain of the disclosure required by Item 8 of Guide 5 and the Prior Performance Tables is not applicable to CDCF, we believe that the disclosure complies with the intent of the Prior Performance Tables. Specifically, Prior Performance Tables I and II require information with respect to the sponsor’s experience in raising and investing funds, and the compensation paid to the sponsor, respectively. In that regard, the Fund Profile Table provides information regarding the initial and final closing date of the program, aggregate capital commitments raised, invested and available capital, offering and organizational expenses, decrease in net assets resulting from operations, and management fees paid to Colony Capital and its affiliates. With respect to the operating results required by Prior Performance Table III, the Company provides aggregate summary financial information, prepared in accordance with generally accepted accounting principles, for CDCF from its inception in May 2008 through December 31, 2008 (contained in the table entitled Operating Results—Colony Distressed Credit Fund, L.P.), plus information with respect to distributions to investors (contained in the Fund Profile Table). We believe that, to the extent applicable, these tables provide the information contemplated by the Prior Performance Tables that is relevant and appropriate.

The Company advises the staff that CDCF is not a “completed” program and, therefore, none of the information required by Table IV is applicable. In addition, the Company believes that none of the information required by Tables V and VI is applicable because such tables relate to sales or disposals of real property and the acquisition of real property, respectively, and CDCF has not purchased or sold any real properties.

2.	We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your and your subsidiaries’ investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,”

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August 3, 2009

among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Section 2(a)(24) of the Investment Company Act defines majority-owned subsidiary as a company in which a person owns 50% or more of the outstanding voting securities. Section 2(a)(42) defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company is organized as a holding company and intends to conduct its businesses primarily through wholly owned or majority-owned subsidiaries, including its operating partnership, of which it is the sole general partner and the only limited partner with voting rights, including the power to remove the general partner. The Company intends to manage its and its subsidiaries’ operations so that the value of its investments in majority-owned subsidiaries (as defined by Section 2(a)(24) of the Investment Company Act) that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act comprises at least 60% of the Company’s total assets (excluding U.S. Government securities and cash items) on an unconsolidated basis.

In addition, the Company believes it will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through its wholly owned and majority-owned subsidiaries, the Company will be primarily engaged in the non-investment company businesses of these subsidiaries.

The Company expects certain of its subsidiaries to qualify for an exemption from registration under the Investment Company Act as an investment company pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exemption generally requires, first, that the subsidiaries not be engaged in the business of issuing “redeemable securities.” The term “redeemable security” is defined in Section 2(a)(32) of the Investment Company Act to mean a security that gives its holder the right to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof. It is not anticipated that any of the Company’s subsidiaries relying on the 3(c)(5)(C) exemption will issue redeemable securities as defined under the Investment Company Act.

The Staff has taken the position that the “primarily engaged” requirement of the exemption provided by Section 3(c)(5)(C) also requires that at least 55% of such subsidiaries’ assets must be comprised of qualifying assets and at least 80% of each of their portfolios must be comprised of qualifying assets and real estate-related assets. The Staff has taken the position in numerous no-action letters that whole mortgage loans that are fully secured by real estate are qualifying assets under Section 3(c)(5)(C). As disclosed in the prospectus on page 7 and under the captions “Use of Proceeds” and “Business—Our Target Assets” on pages 62 and 93, respectively, the Company currently expects that its initial portfolio of assets will be comprised of between 60% to 80% of whole mortgage loans. These assets will be owned through subsidiaries which, as a result, would meet the 55% qualifying asset test. In addition, the Company has indicated in the prospectus that it initially expects

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August 3, 2009

between 10% and 20% of its initial assets to be CMBS. The Staff has taken the position in no-action letters that pass-through notes secured by whole pools of conventional mortgage loans are qualifying assets. The Staff has also acknowledged through the registration process that certain controlling class and wholly owned contiguous classes of CMBS will constitute qualifying assets under certain circumstances. The Company considers other CMBS to constitute real estate-related assets. We intend to manage acquisitions of assets by our subsidiaries to ensure that they meet the 55% and 80% tests in order to qualify for exemption under Section 3(c)(5)(C) of the Investment Company Act. Certain of our subsidiaries, including our operating partnership, may rely on the exemption provided by Section 3(c)(6) to the extent that they are primarily engaged in a Section 3(c)(5)(C) business through majority-owned subsidiaries that rely on Section 3(c)(5)(C), calculated on an unconsolidated basis consistent with Section 3(a)(1)(C).

In addition, as disclosed in the prospectus, the Company may in the future organize special purpose subsidiaries that will seek to borrow under the TALF. Some of these subsidiaries may be organized to rely on the Investment Company Act exemption provided by Rule 3a-7 under the Investment Company Act. To the extent that the Company organizes subsidiaries that will rely on Rule 3a-7, the Company intends to ensure that these subsidiaries will comply with the restrictions contained in Rule 3a-7, including limiting their activities as follows:

•

they will issue securities the payment of which depends primarily on the cash flow from “eligible assets,” which include many of the types of assets that the subsidiaries may acquire with TALF fundings, that by their terms convert into cash within a finite time period;

•

any securities sold to the public will be fixed income securities rated investment grade by at least one rating agency (fixed income securities which are unrated or rated below investment grade may be sold to institutional accredited investors and any securities may be sold to “qualified institutional buyers” and to persons involved in the organization or operation of the issuer);

•

they will acquire and dispose of eligible assets (1) only in accordance with the agreements pursuant to which the securities are issued, (2) so that the acquisition or disposition does not result in a downgrading of their fixed income securities and (3) the eligible assets are not acquired or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes; and

•

unless they are issuing only commercial paper, they will appoint independent trustees, take reasonable steps to transfer to the trustees an ownership or perfected security interest in the eligible assets, and meet rating agency requirements for commingling of cash flows.

In addition, in certain circumstances, compliance with Rule 3a-7 may also require that the indenture governing the subsidiary include additional limitations on the types of assets the subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the level of transactions that may occur.

The Company recognizes that changes in the value of the Company’s interests in its majority-owned subsidiaries and the value of the assets held directly by its subsidiaries could change and

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cause the Company to be required to acquire or sell certain assets in order to maintain the necessary exemptions. The Company will monitor its and its subsidiaries’ holdings to ensure continuing and ongoing compliance and intends to take the steps necessary to ensure continued exemption from registration under the Investment Company Act.

The Company respectfully acknowledges the Staff’s comment regarding referring the Company’s response to the Division of Investment Management.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company advises the Staff that it does not presently intend to include any graphics, maps, photographs or other artwork in the prospectus. To the extent that the Company intends to do so, it will supplementally provide the Staff with copies of any such graphics, maps, photographs or other artwork prior to inclusion in the prospectus.

4.	We note your use of acronyms in the forepart of the prospectus. Please avoid the use of acronyms. See Rule 421(b) of Regulation C.

The Company respectfully acknowledges the Staff’s comment regarding the use of acronyms in the prospectus. As discussed with the Staff in our conversation on July 29, 2009, certain acronyms used in the prospectus, such as REIT and CMBS, are commonly used and generally understood by the investing public, while other acronyms, such as TALF and PPIP, may not be. As such, in response to the Staff’s comment, and as suggested by the Staff in our conversation on July 29, 2009, the Company has revised the disclosure in the Summary to replace the acronyms “TALF” and “PPIP” with “Term Asset-Backed Securities Loan Facility” and “Public-Private Investment Program,” respectively, in each place in the Summary where such acronyms appear, but otherwise uses such acronyms in the body of the prospectus. The Company believes that its use of acronyms is consistent with the requirements of Rule 421(b) of Regulation C that information in the prospectus is clear, concise and understandable.

5.	We note that your officers and other officers of Colony Capital, LLC and its affiliates have agreed to purchase shares in you in a concurrent private placement. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

The Company believes that, in accordance with the interpretive guidance provided by the Commission in Revisions of Limited Offering Exemptions in Regulation D, Release No. 33-8828 (Aug. 3, 2007) (“Release 33-8828”), the concurrent private placement to certain of the Company’s executive officers and certain officers of Colony Capital and its affiliates (collectively, the “Private Placement Investors”) should not be integrated with the public offering that is the subject of the Registration Statement. The Commission’s guidance in Release 33-8828 sets forth a framework for analyzing potential integration issues in the specific situation of concurrent private and public offerings. In Release 33-8828, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Specifically, Release 33-8828 provides that:

the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of a Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” . . . or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. . . . [I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company . . . , then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Securities Act Release 33-8828, pages 54-56.

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August 3, 2009

The interpretive guidance provided in Release 33-8828 was subsequently confirmed by the staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections, Question 139.25 (the “CDI”). In the CDI, the staff confirmed that, under appropriate circumstances, there can be a side-by-side private offering, under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor, with a registered public offering without having to limit the private offering to qualified institutional accredited investors, as under the Black Box Incorporation (June 26, 1990) and Squadron, Ellenoff (February 28, 1992) no-action letters issued by the Division of Corporation Finance, or to a company’s key officers and directors, as under the “Macy’s” position.

Based on the guidance set forth in Release 33-8828, the Company believes that the Section 4(2) exemption is available for its concurrent private placement since the common stock to be sold in the concurrent private placement was not, and will not be, offered by means of a general solicitation, whether in the form of the Registration Statement or otherwise. The Company has a substantive, pre-existing relationship with each of the Private Placement Investors and each was directly contacted by the Company outside of the public offering effort. Specifically, the Private Placement Investors consist exclusively of executive officers of the Company and officers of Colony Capital and its affiliates. Colony Capital is the sponsor of the Company and initially formed the Company, through a wholly owned subsidiary, in June 2009. It is through the Company’s substantive, pre-existing relationship with each Private Placement Investor and not the Registration Statement that such investor became interested in participating in the concurrent

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August 3, 2009

private placement. Further, the Company affirms that, and the Private Placement Investors will make representations in the subscription documents for the private placement that, each of the Private Placement Investors (i) was not identified or contacted through the marketing of the public offering and (ii) did not independently contact the Company as a result of the Registration Statement. Accordingly, the Company cannot be said to have identified or contacted the Private Placement Investors through a general solicitation by means of the Registration Statement or otherwise.

As a result of the foregoing, based upon the interpretive guidance provided in Release 33-8828, the Company believes that the concurrent private placement is exempt from Section 4(2) of the Securities Act and should not be integrated with the Company’s current public offering.

6.	Please clearly identify Colony Capital as your sponsor.

In response to the Staff’s comment, the Company has added disclosure to the italicized language on page 1 to indicate that Colony Capital may be deemed to be the Company’s sponsor for purposes of this offering.

Prospectus Cover Page

7.	We note your disclosure that you do not currently intend to pay distributions from offering proceeds. Your disclosure, however, leaves open the possibility that you may pay distributions from offering proceeds. Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Also, please add this disclosure to page 10 and to the risk factor on page 52 regarding distributions.

In response to the Staff’s comment, the Company has added a summary risk factor as the last bullet point under the caption “Summary Risk Factors” on page 11 and has revised the disclosure under the caption “Risk Factors—Risks Related to Our Common Stock—We have not established a minimum distribution payment level and we may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders at any time in the future” on page 50 to include the requested disclosure regarding the possibility that the Company may pay distributions from offering proceeds, borrowings or asset sales. However, the Company respectfully submits that, because it does not intend to use proceeds from the offering to make distributions, a summary risk factor on the cover page of the prospectus is inappropriate and misleading to investors.

Summary, page 1

8.	Please limit the disclosure in the summary to include concise descriptions of the more detailed disclosure found elsewhere in the prospectus, rather than repeating information in its entirety. We note, for example only, disclosure regarding your risk management, leverage policies, and operating and regulatory structure.

In response to the Staff’s comment, the Company has revised the Summary as requested.

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August 3, 2009

Our Company, page 1

9.	Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for value-added management, performing, sub-performing, and non-performing mortgage loans, risk-adjusted and de-lever. If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

In response to the Staff’s comment, the Company has replaced certain industry-specific language contained throughout the prospectus with easier to understand “plain English” terminology, and has provided concise explanations of certain necessary industry terms. See, for example, page 2, which includes explanations of performing, sub-performing, and non-performing mortgage loans, as well as risk-adjusted returns.

Our Competitive Strengths, page 2

Dynamic and Flexible Investment Strategy, page 3

10.	Please explain how your investment strategy is “dynamic and flexible.”

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 3 and under the caption “Business—Our Competitive Strengths” on page 88.

11.	We note your disclosure that Colony Capital has a global footprint that consists of 14 offices in 10 countries supporting investment activities throughout North America, Europe, the Asia Pacific region, the Middle East and North Africa. Please disclose the names of the countries in which Colony Capital operates.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 and under the caption “Business—Our Company” on page 84 as requested.

Our Target Assets, page 6

12.	Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the potential makeup of your investment portfolio. Please provide similar disclosure in your use of proceeds section.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 and in the body of the prospectus under the captions “Use of Proceeds” and “Business—Our Target Assets” on pages 62 and 93, respectively.

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Leverage Policies, page 9

13.	Please explain what you mean by the phrase “prudent amounts of leverage.”

In response to the Staff’s comment, the Company has revised the disclosure on page 9 and under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Leverage Policies” on page 79 and “Business—Leverage Policies” on page 97.

14.	Please include a statement, if true, that there are no limits on the amount of leverage that you may use.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 and under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Leverage Policies” on page 79 and “Business—Leverage Policies” on page 97 as requested.

Management Agreement, page 13

15.	Please revise your disclosure to explain how you will calculate the “retained earnings” underlying the base management fee.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 and under the caption “Our Manager and the Management Agreement—Management Agreement—Management Fees, Incentive Distributions and Expense Reimbursements” on page 113 as requested.

16.	Please revise the table to provide clear, specific disclosure regarding your fee amounts. As appropriate, please provide more succinct descriptions or definitions and consider the use of subheadings and a separate column for payments.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 15 as requested.

Conflicts of Interest, page 15

17.	Please revise this section to disclose the amount of time your Manager and Colony Capital expect to allocate to this program.

As disclosed in the prospectus, neither the Manager nor Colony Capital is obligated to dedicate any specific portion of their time to the management of the Company’s business, and the Company respectfully advises the Staff that it currently cannot predict the amount of time that the Manager and Colony Capital expect to allocate to the Company. However, in response to the Staff’s comment, the Company has revised the disclosure under the caption “Summary—Conflicts of Interest” on page 16 and under the captions “Risk Factors—Risks Related to Our Management and Our Relationship With Our Manager—We are dependent on our Manager, Colony Capital and their key personnel for our success, and we may not find a suitable replacement for our Manager and Colony Capital if the management agreement or the investment advisory agreement is terminated, or for these key personnel if they leave our Manager or Colony Capital or otherwise become unavailable to us, which would materially and adversely affect us” on page 21 and “Business—Conflicts of Interest and Related Policies” on page 97 to clarify that the Company cannot provide any assurances regarding the amount of time the Manager and Colony Capital will dedicate to the management of the Company’s business.

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18.	We note your disclosure that other funds have the right to co-invest with you. Please identify all of the funds that have a right to co-invest with you.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 16 under the caption “Summary—Conflicts of Interest” as requested.

19.	Please explain what fees you are responsible for if you co-invest with another fund.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 and under the captions “Business—Conflicts of Interest and Related Parties” and “Certain Relationships and Related Transactions—Co-Investment Rights” on pages 97 and 132, respectively, as requested.

Risk Factors, page 21

20.	Please review your risk factors and consolidate those risks that contain duplicative disclosure. Provide just enough detail to highlight the risk and present it in context. Avoid extraneous information and unnecessary background. In addition, get to the risk as quickly as possible.

In response to the Staff’s comment, the Company has revised the risk factors as requested.

21.	Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note your risk factor on page 28 regarding the applicability of the Sarbanes-Oxley Act of 2002. Alternatively, please revise such risk factors to demonstrate risks specific to you.

In response to the Staff’s comment, the Company has revised the risk factors as requested.

Risks Related to our Financing and Hedging Activities, page 43

22.	Please add a risk factor to disclose that there were no participants in the first round of CMBS TALF that recently occurred and that there may be a lack of assets that are eligible for the program.

The Company acknowledges the Staff’s comment regarding the lack of participants in the first round of CMBS TALF and the potential lack of eligible assets under the TALF program and respectfully submits that, because both of these concepts are closely related to other concepts already present in the Company’s risk factor disclosure, the Company believes that a separate risk factor addressing such risks is inappropriate. However, in response to the Staff’s comment, the Company has revised the disclosure under the caption “Risk Factors—Risks Related to Our Financing and Hedging Activities—There can be no assurance that our business will benefit from the actions of the U.S. government, the Federal Reserve and the U.S. Treasury, including the establishment of the TALF and the PPIP, or from further government or market developments, any of which could materially and adversely impact our business” beginning on page 44 to include the

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requested disclosure regarding the lack of participants in the first round of CMBS TALF. In addition, the Company has revised the disclosure under the caption “Risk Factors—Risks Related to Our Financing and Hedging Activities—There is no assurance that we will be able to obtain any TALF loans, the terms and conditions of the TALF may change and we could lose our eligibility as a TALF borrower, each of which could adversely affect our business” beginning on page 45 to include the requested disclosure regarding the possible lack of eligible assets under the TALF program.

Use of Proceeds, page 64

23.	Please discuss how long you expect it to take to invest offering proceeds in a diversified portfolio of real estate-related debt instruments.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 under the caption “Use of Proceeds” to include the requested disclosure.

Distribution Policy, page 65

24.	We note your disclosure on page 58, which indicates that distributions may be paid in shares of your common stock at the election of your shareholders. Please add disclosure to describe the stock election process.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 under the caption “Distribution Policy” to include the requested disclosure.

25.	Please revise to disclose the potential impact on distributions resulting from fees and expenses payable to your Manager. Additionally, please revise to discuss all of the possible sources of distribution payments, including the source of any distribution payments made before you have acquired your target assets. Please clarify that you may use proceeds from offerings.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 under the caption “Distribution Policy” as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

26.	Please update your disclosure on page 78, and elsewhere as applicable, to reflect the current status of your Manager’s affiliates’ application to serve as an investment manager for the Legacy Securities Program and any relevant recent developments.

The Company supplementally advises the Staff that it was not selected to serve as an investment manager for the Legacy Securities Program. As such, the Company has revised the disclosure on page 77 to delete the reference to such affiliates’ application to serve as an investment manager. In addition, the Company has revised the disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Government Sources” on pages 76 and 77, and elsewhere in the prospectus as applicable, to reflect recent developments concerning the TALF and the PPIP, including the Legacy Loans Program and the Legacy Securities Program.

Securities and Exchange Commission

August 3, 2009

Business, page 85

Our Target Assets, page 90

27.	Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

The Company respectfully advises the Staff that it does not have a formal portfolio turnover policy, nor does it intend to adopt one. While the Company currently expects to hold most of its assets for between three and ten years, in order to maximize returns and manage portfolio risk while remaining opportunistic, the Company may dispose of an asset earlier than anticipated or hold an asset longer than anticipated if the Company determines it to be appropriate depending upon prevailing market conditions or factors regarding a particular asset. The Company believes that a portfolio turnover policy would not be consistent with the flexibility needed to implement such strategy. However, in response to the Staff’s comment, the Company has included disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management” on page 83 and under the caption “Business—Risk Management” on page 96 clarifying its current expectations regarding the holding and disposing of its assets.

Our Investment Guidelines, page 95

28.	You note that your investment guidelines may be changed from time to time without shareholder approval. Please disclose whether shareholders will be notified of such changes and, if so, how.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 under the caption “Business—Our Investment Guidelines” as requested.

Our Manager and the Management Agreement, page 104

Experience and Background of Colony Capital and its Affiliates, page 104

29.	Please revise your narrative summary to include the total number of investors in Colony Capital’s prior programs and a summary of the investments that have been made in the three most recent years. Refer to Guide 5.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 under the caption “Our Manager and the Management Agreement—Historical Performance—Experience and Background of Colony Capital and its Affiliates” to include the requested disclosure.

CDCF Past Performance, page 105

30.	Please expand upon your disclosure of CDCF to break down the acquisition of investments by specific type, acquisition cost and carrying value.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 under the caption “Our Manager and the Management Agreement—Historical Performance—Experience and Background of Colony Capital and its Affiliates” to include the requested disclosure.

Securities and Exchange Commission

August 3, 2009

31.	We note from your disclosure on page 105 that CDCF incurred $310 of asset management services fees that do not appear to be included in the consolidated statement of operations on page 106. Please advise.

The Company respectfully advises the Staff that the $310,000 asset management fee reflected in the Fund Profile table on page 107 was paid to the general partner of CDCF upon acquisition of an asset. One-third of such asset management fee represents an acquisition fee and is capitalized for accounting purposes and, therefore, would not initially appear on the Consolidated Statement of Operations. The remaining two-thirds of the asset management fee, which represents prepayment of a fee for managing the investment, is deferred and amortized over the life of the investment as Other Expenses. As a result, the portion of such asset management fee that has been amortized as of December 31, 2008 appears in the Other Expenses line item in the Consolidated Statement of Operations on page 107.

Management Agreement, page 107

Liability and Indemnification, page 109

32.	We note your statement that: “Our Manager maintains a contractual as opposed to a fiduciary relationship with us.” Please briefly describe the fiduciary obligations of your officers who are employees of your Manager.

In response to the Staff’s comment, the Company has revised the disclosure on page 110 under the caption “Our Manager and the Management Agreement—Management Agreement—Liability and Indemnification” as requested.

Investment Advisory Services, page 114

33.	Please provide the disclosure required by Item 401(c) of Regulation S-K for Mssrs. Bazin, Grunzweig, Hedstrom, Nanula and Sanders.

In response to the Staff’s comment, the Company has added the requested biographical information for Messrs. Bazin, Grunzweig, Hedstrom, Nanula and Sanders under the caption “Our Manager and the Management Agreement—Investment Advisory Services” beginning on page 116.

Our Management, page 116

34.	Please clearly state when Mr. Barrack began working at Colony Capital rather than referencing the “formation” date.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 under the caption “Our Manager and the Management Agreement—Officers of Our Manager” to clarify that Mr. Barrack has worked for Colony Capital since its formation in 1991.

Executive Compensation, page 120

35.	We note that your chief financial officer will be your only employee. If you have entered into an employment agreement with Mr. Tangen, please file it in accordance with Item 601(b)(10).

The Company supplementally advises the Staff that it intends to execute an employment agreement with Mr. Tangen concurrently with the closing of this offering; however, the terms of Mr. Tangen’s employment agreement currently are being negotiated by the parties. The Company intends to file a form of the employment agreement as an exhibit to the registration statement as soon as it is available. In addition, once the terms have been negotiated fully, the Company will describe the material terms of the employment agreement in the prospectus.

Securities and Exchange Commission

August 3, 2009

36.	Please disclose how Mr. Tangen’s bonus will be determined.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 under the caption “Our Management—Executive Compensation—Executive Officer Compensation” to include the requested disclosure.

Other Equity-Based Awards, pages 123

37.	Please disclose the events that would result in revaluing your assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 124 under the caption “Our Management—Executive Compensation—Other Equity Based Awards” as requested.

38.	Please explain how you will determine the capital account balance attributable to the LTIP units is equal to the capital account balance of holders of operating partnership units. It appears that the same number of common units could have different account balances depending on when the units were purchased and the amount of adjustments for income, gain, loss and deduction since the date of purchase.

In response to the Staff’s comment, the Company has revised the disclosure on page 124 under the caption “Our Management—Executive Compensation—Other Equity Based Awards” to clarify that allocations of “book gain” or economic appreciation since the last revaluation event will be allocated to LTIP units until capital accounts for LTIP units and Class A OP units are equal. The Company supplementally advises the Staff that Class A OP units will have identical capital accounts because of previous revaluations and the resulting allocation of previous book gain or loss.

39.	Please clarify whether the holders of long-term incentive units could achieve parity immediately upon the revaluing of the assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 124 under the caption “Our Management—Executive Compensation—Other Equity Based Awards” to clarify that LTIP units will become convertible into Class A OP units when capital accounts are equalized and the LTIP units are fully vested.

40.	Please describe the circumstances under which the long-term incentive units will not achieve full parity with the common units.

In response to the Staff’s comment, the Company has revised the disclosure on page 124 under the caption “Our Management—Executive Compensation—Other Equity Based Awards” to clarify that LTIP units will not become convertible into Class A OP units if there is insufficient gain realized to equalize capital accounts.

Securities and Exchange Commission

August 3, 2009

Certain Relationships and Related Party Transactions, page 128

Registration Rights Agreement, page 130

41.	Please expand upon the registration rights agreement by clearly outlining its requirements, the potential amount of damages possible under the contract, whether any cap exists to limit such damages and whether such damages are to be paid in cash or other consideration.

In response to the Staff’s comment, the Company has revised the disclosure on pages 131 and 139 through 140 under the captions “Certain Relationships and Related Transactions—Registration Rights Agreement” and “Shares Eligible for Future Sale—Registration Rights Agreement,” respectively, to include the requested disclosure.

U.S. Federal Income Tax Considerations, page 151

Taxation of Colony Financial, Inc., page 152

42.	Please revise the disclosure prior to effectiveness to reflect that you have received the opinion of Hogan & Hartson LLP rather than stating that you expect to receive the opinion.

In response to the Staff’s comment, the Company has revised the disclosure on page 154 under the caption “U.S. Federal Income Tax Considerations—Taxation of Colony Financial, Inc.” as requested.

Underwriting, page 179

Directed Share Program, page 180

43.	Please disclose whether the shares that are part of the directed share program will be subject to a lock-up agreement, and if so, please describe the agreement.

In response to the Staff’s comment, the Company has added disclosure on page 182 under the caption “Underwriting—Directed Share Program” clarifying that only shares purchased by its directors and officers under the directed share program will be subject to a lock-up agreement with the underwriters.

Exhibits

44.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

The Company acknowledges the Staff’s comment and intends to file a number of the exhibits with Amendment No. 2, but will provide copies of such exhibits to the Staff on a supplemental basis to the extent available sooner. In response to the Staff’s request, we have provided drafts of our legal and tax opinions as Exhibit A hereto.

Securities and Exchange Commission

August 3, 2009

45.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to execute the various agreements concurrently with the closing of this offering. As such, the Company is not able to file final, executed agreements prior to effectiveness of the Registration Statement.

****

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-637-3675.

Very truly yours,

/s/ David P. Slotkin
David P. Slotkin, Esq.

Enclosures

cc:	Ronald M. Sanders, Esq. J. Warren Gorrell, Jr., Esq. Larry P. Medvinsky, Esq.

Exhibit A

Exhibit 5.1

                    , 2009

Board of Directors

Colony Financial, Inc.

1999 Avenue of the Stars, Suite 1200

Los Angeles, CA 90067

Ladies and Gentlemen:

We are acting as counsel to Colony Financial, Inc., a Maryland corporation (the “Company”), in connection with its registration statement on Form S-11, as amended (file no. 333-160323)(the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) relating to the proposed public offering of up to                      newly issued shares of the common stock, par value $0.01 per share (the “Common Stock”) of the Company (the “Shares”), all of which shares are to be sold by the Company pursuant to that certain underwriting agreement dated                     , 2009 between you and the underwriters named therein (the “Underwriting Agreement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). We also have assumed that the Shares will not be issued in violation of the ownership limit contained in the Company’s Certificate of Incorporation. As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Board of Directors

            , 2009

This opinion letter is based as to matters of law solely on the Maryland General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations. As used herein, the term “Maryland General Corporation Law, as amended” includes the statutory provisions contained therein, all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

Based upon, subject to and limited by the foregoing, we are of the opinion that following (i) execution and delivery by the Company of the Underwriting Agreement, (ii) effectiveness of the Registration Statement, (iii) issuance of the Shares pursuant to the terms of the Underwriting Agreement, and (iv) receipt by the Company of the consideration for the Shares specified in the resolutions of the Board of Directors, the Shares will be validly issued, fully paid, and nonassessable.

This opinion letter has been prepared for use in connection with the Registration Statement. We assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Registration Statement.

We hereby consent to the filing of this opinion letter as Exhibit 5.01 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

DRAFT

HOGAN & HARTSON L.L.P.

Exhibit 8.1

                    , 2009

Board of Directors

Colony Financial, Inc.

1999 Avenue of the Stars, Suite 1200

Los Angeles, CA 90067

Ladies and Gentlemen:

We are acting as tax counsel to Colony Financial, Inc., a Maryland corporation (the “Company”), in connection with its registration statement on Form S-11, as amended (file no. 333-160323) (the “Registration Statement,” which includes the “Prospectus”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended relating to the proposed public offering of up to                      newly issued shares of the common stock, par value $0.01 per share (the “Common Stock”) of the Company. In connection with the filing of the Registration Statement, we have been asked to provide you with this letter regarding the Company’s qualification as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes.

Bases for Opinions

The opinions set forth in this letter are based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change by the IRS, Congress and the courts (as applicable), which may or may not be retroactive in effect and which might result in material modifications of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

Board of Directors

Colony Financial, Inc.

                    , 2009

In rendering the following opinions, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for the opinions, including, but not limited to: (1) the Registration Statement, including the Prospectus; and (2) certain organizational documents of the Company and certain of its subsidiaries (those documents referred to in clauses (1) and (2), the “Reviewed Documents”).

The opinions set forth in this letter are premised on, among other things, the written representations of the Company and of Colony Financial Manager LLC, in its capacity as the external manager and advisor of the Company (the “Manager”) contained in a letter to us dated as of the date hereof (the “Management Representation Letter”). Although we have discussed the Management Representation Letter with the Company and the Manager, for purposes of rendering our opinion, we have not made an independent investigation or audit of the facts set forth in the Reviewed Documents and the Management Representation Letter. We consequently have relied upon the representations and statements of the Company and the Manager as described in the Reviewed Documents and the Management Representation Letter, and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects.

In this regard, we have assumed with your consent the following:

(1) that (A) all of the representations and statements as to factual matters set forth in the Reviewed Documents and the Management Representation Letter are true, correct, and complete as of the date hereof, (B) any representation or statement in the Reviewed Documents and the Management Representation Letter made as a belief or made “to the knowledge of” or similarly qualified is true, correct and complete as of the date hereof, without such qualification, (C) each agreement described in the Reviewed Documents is valid and binding in accordance with its terms, and (D) each of the obligations of the Company, and its subsidiaries, as described in the Reviewed Documents, has been or will be performed or satisfied in accordance with its terms;

(2) the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made;

(3) that any documents as to which we have reviewed only a form were or will be duly executed without material changes from the form reviewed by us; and

(4) from and after the date of this letter, the Company will utilize all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code, and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company under the Code in order to correct any violations of the applicable REIT qualification requirements of Sections 856 and 857 of the Code, to the full extent the remedies under such provisions are available.

Any material variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied (including, in particular, the Management Representation Letter) may adversely affect the conclusions stated herein.

Board of Directors

Colony Financial, Inc.

                    , 2009

Opinions

Based upon and subject to the assumptions and qualifications set forth herein, including, without limitation, the discussion in the next two paragraphs below, we are of the opinion that:

(1)	the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and the Company’s current organization and proposed method of operation (as described in the Prospectus and the Management Representation Letter) will enable it to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year ending December 31, 2009 and future taxable years; and

(2)	the portions of the discussions in the Prospectus under the captions “Business—Operating and Regulatory Structure—REIT Qualification” and “U.S. Federal Income Tax Considerations” that describe applicable U.S. federal income tax law are correct in all material respects as of the date hereof.

The Company’s qualification and taxation as a REIT under the Code will depend upon the ability of the Company to meet on an ongoing basis (through actual annual operating results, distribution levels, diversity of share ownership and otherwise) the various qualification tests imposed under the Code, and upon the Company utilizing any and all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company under the Code to correct violations of specified REIT qualification requirements of Sections 856 and 857 of the Code. We have not undertaken to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations, the sources of its income, the nature of its assets, the level of its distributions to shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

In order to qualify as a REIT, 75% of the Company’s total assets must be comprised of (or have been comprised of) “real estate assets” (as that term is used for purposes of Section 856(c) of the Code) and limited other assets specified in the Code as of the close of each calendar quarter of each taxable year of the Company, including the taxable year ending December 31, 2009, and at least 75% of the Company’s gross income for any taxable year for which it seeks to qualify as a REIT must be from certain specified “real estate” sources, including interest on mortgage loans. The Company’s ability to comply with this requirement is entirely dependent on the Company acquiring and owning (for U.S. federal income tax purposes) on the relevant dates “real estate assets” with an aggregate value equal to, or in excess of, 75% of its “total assets” and owning throughout the relevant taxable year assets that will produce sufficient “real estate” gross income to satisfy the 75% gross income test. The value of the assets that the Company will own at the end of any future calendar quarter cannot be known with certainty as of the date hereof. Similarly, the gross income that the Company’s assets will produce for 2009 (or future years), and the nature of that income, cannot be known with certainty as of the date hereof. We have not reviewed any assets that will be owned by the Company at the close of any future calendar quarter, nor have we reviewed any sources of the Company’s gross income for any taxable year. Accordingly, the

Board of Directors

Colony Financial, Inc.

                    , 2009

accuracy of our opinion is entirely dependent on the Company’s and the Manager’s representations contained in the Management Representation Letter regarding the anticipated value and composition of its assets that it will acquire with the proceeds of this offering of Common Stock or otherwise, and the nature of its income derived therefrom.

This opinion letter addresses only the specific U.S. federal income tax matters set forth above and does not address any other federal, state, local or foreign legal or tax issues.

This opinion letter has been prepared for your use in connection with the filing of the Registration Statement and speaks as of the date hereof. We assume no obligation by reason of this opinion letter or otherwise to advise you of any changes in our opinion subsequent to the effective date of the Registration Statement.

We hereby consent to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and to the reference to Hogan & Hartson LLP under the caption “Legal Matters” in the Prospectus. In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

DRAFT

HOGAN & HARTSON L.L.P.